

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

By U.S. Mail and facsimile 011-91-22-2653-1122

Ms. Chanda Kochhar
Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai, India 40051

      Re: ICICI Bank Limited
              Form 20-F for the Fiscal Year Ended March 31, 2009
              Filed September 29, 2009
              File No.1-15002

Dear Ms. Kochhar:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Hugh West
                    Branch Chief